EXHIBIT 12
Baxter International Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(unaudited — in millions, except ratios)

Years ended December 31,	2006	2005	2004	2003	2002
Income from continuing operations before income taxes and cumulative effect of accounting changes	$1,746	$1,444	$430	$1,129	$1,386

Fixed charges
Interest costs	116	184	144	152	100
Estimated interest in rentals (A)	49	46	50	51	46

Fixed charges as defined	165	230	194	203	146

Adjustments to income
Interest costs capitalized	(15)	(18)	(18)	(37)	(30)
Net gains of less than majority-owned affiliates, net of dividends	(2)	(6)	(5)	(23)	(1)

Income as adjusted	$1,894	$1,650	$601	$1,272	$1,501

Ratio of earnings to fixed charges (B)	11.48	7.17	3.10	6.27	10.28

(A)	Represents the estimated interest portion of rents.

(B)	Excluding the following pre-tax special charges included in “Income from continuing operations”, the ratio of earnings to fixed charges was 11.94, 7.47, 7.98, 7.93, and 11.58 in 2006, 2005, 2004, 2003 and 2002, respectively.

2006:	$76 million pre-tax charge relating to infusion pumps.
2005:	$109 million pre-tax benefit relating to restructuring charge adjustments, pre-tax charges of $126 million relating to infusion pumps, and a pre-tax charge of $50 million relating to the exit of hemodialysis instrument manufacturing.
2004:	$543 million charge for restructuring, $289 million charge for impairments and $115 million for other special charges.
2003:	$337 million charge for restructuring.
2002:	$163 million charge for in-process research and development and $26 million charge for restructuring.